EXHIBIT 99.1

News Release

For Immediate Release	Date: June 30, 2026
26-12-TR

Teck Announces the Mailing of a Letter of Transmittal in Connection with the Merger of Equals with Anglo American

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has mailed a letter of transmittal and election form (the “Letter of Transmittal”) to each registered holder of Class A common shares and Class B subordinate voting shares of Teck (collectively, the “Teck Shares”) in connection with the previously-announced court-approved plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act, involving, among other things, the merger of equals of Anglo American plc (“Anglo American”) and Teck (the “Merger”).

The Letter of Transmittal explains how to exchange Teck Shares for the consideration under the Merger and, for eligible Canadian Teck shareholders, how to elect to receive the exchangeable share consideration under the Merger. Under the Merger, each Teck Share will be exchanged for 1.3301 ordinary shares (the “Anglo Shares”) of Anglo American (the “Exchange Ratio”), or, for eligible Canadian shareholders who so elect, the Exchange Ratio of exchangeable shares of Anglo Teck Exchangeco Limited (the “Exchangeable Shares”).

The Letter of Transmittal is for use by registered shareholders only. Beneficial (non-registered) shareholders whose Teck Shares are registered in the name of an intermediary such as a broker, investment dealer, bank, trust company, trustee, nominee or other intermediary should not use the Letter of Transmittal but rather should contact their intermediary for instructions and assistance in depositing their Teck Shares and, if applicable, in making an election as to the form of consideration they wish to receive. Every intermediary has its own procedures with respect to depositing Teck Shares pursuant to the Merger and making an election and may have an earlier deadline. The table below summarizes the default settlement pathway for each category of Teck shareholder:

Shareholder Type	Default Settlement Pathway
Registered Teck shareholders (holding a share certificate or DRS advice)	Must deposit a completed Letter of Transmittal with Computershare Investor Services Inc. (the “Depositary”). Anglo Shares (as defined below) will be issued in certificated form in the shareholder’s name (or, for eligible Canadian Teck shareholders who so elect, Exchangeable Shares in DRS form).
Non-registered Teck shareholders holding through CDS	Anglo Shares will be issued to CDS and credited to the same CDS participant account through which the Teck Shares were held. If you are an eligible Canadian Teck shareholder and wish to receive Exchangeable Shares, you must provide your election instructions to your Intermediary by their deadline.
Non-registered Teck shareholders holding through DTC	Anglo Shares will be settled in the form of American Depositary Receipts (“ADRs”), credited to the same DTC account through which the Teck Shares were held. If you are an eligible Canadian Teck shareholder who holds Teck Shares through DTC and you wish to receive Exchangeable Shares, you must either (i) withdraw your Teck Shares from DTC and comply with the procedures described in this release for registered Teck shareholders, or (ii) instruct the transfer of your Teck Shares from DTC to CDS in advance of the Election Deadline (as defined below) and provide your election instructions to your intermediary by their deadline

Registered shareholders are strongly encouraged to read Teck’s management proxy circular dated November 3, 2025 (the “Circular”), including the appendices attached thereto and the documents incorporated therein by reference, before completing the Letter of Transmittal. Shareholders should also carefully review the instructions contained in the Letter of Transmittal. The Circular and a copy of the form of Letter of Transmittal are each available under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Teck’s website at www.Teck.com.

The Letter of Transmittal outlines the necessary documentation and information required from each registered shareholder to obtain the consideration to which they are entitled under the Merger and, if applicable, make an election with respect to the form of consideration they wish to receive, as further described below. Registered shareholders should refer to the instructions contained in the Letter of Transmittal to ensure they provide the required documentation and information to the Depositary in order to validly deposit their Teck Shares and elect the form of consideration they wish to receive.

If a registered shareholder does not deposit a properly completed Letter of Transmittal prior to the deadline to make an election in respect of the consideration receivable in exchange for their Teck Shares pursuant to the Merger (the “Election Deadline”), or otherwise fails to comply with the requirements under the Plan of Arrangement and Letter of Transmittal with respect to such election and deposit of their Teck Shares, such registered shareholder will receive, upon delivery of a properly completed Letter of Transmittal together with certificate(s) if any representing their Teck Shares and all other required documentation, in respect of each such Teck Share for which no valid election was made, the consideration to which they are entitled in the form of Anglo Shares for such Teck Shares.

The election window is now open, and registered shareholders may begin depositing their completed Letters of Transmittal with the Depositary immediately. The Election Deadline has not been determined. Teck expects to announce the Election Deadline by news release not less than seven business days prior to the Election Deadline. Accordingly, once the Election Deadline is announced, there may be limited time to complete and deliver the Letter of Transmittal or to address any deficiencies in any delivered form. Registered shareholders who wish to make an election are strongly encouraged to submit their Letter of Transmittal as promptly as possible and are advised not to wait for the announcement of the Election Deadline before doing so.

Registered shareholders who have not deposited a duly completed Letter of Transmittal, together with the certificate(s) (if any) representing their Teck Shares and all other required documentation, with the Depositary will not be recorded on the register of holders of Anglo Shares and will not be entitled to vote or to receive any dividends or other distributions declared in respect of the Anglo Shares until they have done so. Further, if the Letter of Transmittal is not properly completed, executed and deposited, together

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with the certificate(s) (if any) and all other required documentation, before the day that is the third anniversary of the closing of the Merger, the right of any Teck Shareholder to receive the consideration for their Teck Shares pursuant to the Plan of Arrangement shall terminate and all consideration to which such former Teck Shareholder was entitled shall be deemed to have been surrendered and forfeited to Anglo Teck or ExchangeCo, as applicable.

Under current UK law, stamp duty or stamp duty reserve tax at a rate of 1.5% may apply where Anglo Shares are transferred after issuance into a clearance service (including CDS or DTC) or to the depositary bank for the ADR facility. Registered shareholders who currently hold certificated Teck Shares but intend to hold their Anglo Shares through CDS or in the form of American Depositary Receipts through DTC are therefore strongly advised to transfer their Teck Shares into CDS or DTC, as applicable, prior to completion of the Merger, and should review the Letter of Transmittal for further details.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “expect”, “may”, “will”, “likely”, “should” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, expectations with respect to shareholder elections, non-elections and timing of shareholder elections, the likelihood that the stamp duty or stamp duty reserve tax may apply to certain share transfers, the determination and announcement of the Election Deadline and the expected timing of completion of the Merger, and other statements that are not historical facts.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, future outlook and anticipated events, such as the ability of Anglo American and Teck to complete the Merger, the ability of Teck and Anglo American to obtain all required regulatory approvals, the ability of Teck and Anglo American to satisfy all other conditions to the Merger, the strategic vision of the merger between Teck and Anglo American following the closing of the Merger, the satisfaction of the conditions precedent to the Merger and other factors, many of which are beyond the control of Teck. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Forward-looking information is based on the information available at the time those statements are made and reflects the good faith belief of the officers and directors of Teck and Anglo American as of that time with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking information. Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the Merger will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory approvals and other conditions to the closing of the Merger or for other reasons, public perception of the Merger, market reaction to the Merger, the negative impact that the failure to complete the Merger for any reason could have on the business of Anglo American or Teck, the ability of Anglo American and Teck to

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successfully integrate and capture expected synergies, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in securities, tax or other laws, industry competition, technological developments and other factors described or discussed in Anglo American’s or Teck’s disclosure materials filed with applicable securities regulatory authorities from time to time. For additional risk factors regarding Teck’s business see also “Risk Factors” in Teck’s current Annual Information Form dated February 19, 2026, as filed under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Teck assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements, the Merger and Teck’s business can be found in Teck’s Circular filed under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman
Vice President, Investor Relations
+44.207.509.6576
emma.chapman@teck.com

Edwin Shadeo
Acting Vice President, Investor Relations
604.699.4531
edwin.shadeo@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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